Exhibit 99.1

Beamr Completes SOC 2 Audit, Reinforcing Enterprise-Grade Security and Privacy Operations

Herzliya, Israel, Dec. 30, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced it has recently completed the SOC 2® Type II examination, reinforcing Beamr’s enterprise-grade operations. The audit was performed by one of the top accounting firms in the world and verified after a 3-month compliance period. The successful examination validates that Beamr’s security controls, privacy, and operational practices meet rigorous standards across its products, in the cloud or on-premises deployments.

Streaming platforms and content providers producing premium video assets require demonstrated security and privacy compliance to ensure their competitive edge and enable AI innovation. Autonomous vehicles and machine learning teams, managing large-scale video data footage, must ensure secure handling of video data throughout training and validation.

“The successful examination showcases the maturity of our governance framework,” said Danny Sandler, Beamr CFO. “The audit evaluated our control activities, risk assessment processes, production environment monitoring, and support infrastructure. We are committed to maintaining the rigorous operational standards that customers and prospects expect from their technology partners.”

The System and Organization Controls (SOC) framework was introduced by the American Institute of Certified Public Accountants (AICPA). The examination provides standardized reporting on controls at service organizations relevant to security, availability, processing integrity, confidentiality, and privacy.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com